Exhibit 14.1

DRIVING INTEGRITY WORLDWIDE

Code of Business Conduct

Adopted by the Board of Directors

on March 14, 2012

Code of Business Conduct

Purpose:

The Allison Code of Business Conduct (“Code”) entitled, “Driving Integrity Worldwide” is a central guide and reference for Allison employees in support of day-to-day decision making. It has been developed to clarify Allison’s mission, values and principles and linking them with standards of professional conduct. As a reference, it can be used to locate relevant documents, services and other resources related to ethics and compliance within Allison. The Code is also a tool to encourage discussions of ethics and help how Allison employees deal with ethical dilemmas, prejudices and gray areas that are encountered in everyday work. This Code was designed to complement relevant standards, policies and rules, not to substitute for them.

Key Provisions:

•	Respect and comply with all laws, rules, and regulations of the cities, states, and countries in which Allison operates.

•	Avoid situations which result in a conflict of interest and do not use or share insider information for trading purposes.

•	Do not take advantage of business opportunities for personal gain that are discovered through the use of Allison property, information or position.

•	Outperform the competition but do it fairly and honestly.

•	Political contributions by Allison are prohibited without proper approval; political contributions by individuals are not prohibited.

•	Do not discriminate or harass, promote a safe working workplace, and take care of the environment.

•	Keep accurate business records.

•	Maintain the confidentiality of proprietary information entrusted to you by Allison.

•	Use Allison company assets properly and responsibly.

•	Do not provide anything of value to anyone to obtain or retain business.

•	Respect and comply with ITAR, export control, and other international trade laws.

•	Only the board of directors has the authority to waive any provision of the Code.

•	Report unethical behavior or breach of law to leadership or via the Care Line. Allison’s commitment to reporting employees is that employees can make such reports without fear of retaliation.

•	Do not improperly influence auditors.

•	Comply with Securities and Exchange Commission requirements.

Since employees cannot anticipate every situation that will arise, it is important that employees follow the Allison compliance procedures outlined in the Code.

March 5, 2012

Allison Team Members:

As a global business, our reputation is an extremely important asset. At Allison, we realize our reputation is based on everything that we do, and all of us have a shared responsibility to maintain the highest standard of integrity.

Our reputation and our integrity determine how we are viewed by our most valued stakeholders — our workforce, customers, shareholders, business partners, government agencies and the communities where we live and work. They also shape the way we feel about ourselves and serve as a reminder of the commitment we’ve made to those who have entrusted us to conduct all of our business dealings at the highest level of integrity.

We also fully realize our reputation must go beyond the quality of our products and services. It must be built upon the conduct of each Allison employee and those who represent us — not only in words, but more importantly, in our deeds. Our Allison Business Code of Conduct – “Driving Integrity Worldwide” should be evident on a day-to-day basis in the way we perform our duties and how we interact with others. For Allison and its global operations, it clearly is the only acceptable way to do business.

To make sure we’re conducting our business with integrity every day, each of us at Allison needs to be constantly aware of the situations that challenge us to exercise good judgment. If you are faced with an ethical dilemma it is important that you quickly raise this matter with your leadership, a member of Allison’s management team, our Chief Compliance Officer or via the Allison Care Line. It is of the utmost importance that we all ensure we are acting lawfully and responsibly. Each of us needs a clear understanding of Allison’s core values and the laws that are pertinent to the work we do and the decisions we make.

In this Code of Conduct, you will find guidelines for employee conduct that reflect Allison’s core values. Of course, it is not possible to provide specific guidance for every situation an individual may encounter. Allison entrusts its employees to embrace its values and policies, carefully assessing each situation and seeking guidance from our leaders when you are unsure about the appropriate course of action.

Thank you in advance for doing your part to make sure Allison will continue to be viewed as a global symbol of excellence.

Lawrence E. Dewey

DRIVING INTEGRITY WORLDWIDE

Code of Business Conduct

Table of Contents

Introduction	4
1. COMPLIANCE WITH LAWS, RULES AND REGULATIONS	4
2. CONFLICTS OF INTEREST	4
3. INSIDER TRADING	4
4. CORPORATE OPPORTUNITIES	5
5. COMPETITION AND FAIR DEALING	5
6. POLITICAL CONTRIBUTIONS	5
7. DISCRIMINATION AND HARASSMENT	5
8. HEALTH AND SAFETY	5
9. ENVIRONMENTAL	6
10. RECORD-KEEPING, FINANCIAL CONTROLS AND DISCLOSURES	6
11. CONFIDENTIALITY	6
12. PROTECTION AND PROPER USE OF ALLISON ASSETS	6
13. PAYMENTS TO GOVERNMENT PERSONNEL	6
14. TRADE ISSUES	7
15. WAIVERS OF THE CODE	7
16. REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR	7
17. IMPROPER INFLUENCE ON CONDUCT OF AUDITORS	7
18. FINANCIAL REPORTING	7
19. COMPLIANCE PROCEDURES	7
20. ANNUAL ACKNOWLEDGEMENT	8

Introduction

The Allison Code of Business Conduct (the “Code”) sets out basic principles to guide all employees, directors, and officers of Allison Transmission, Inc., including all Allison affiliates, subsidiaries and majority-owned or controlled joint ventures (“Allison”). All of our employees and officers must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by Allison’s agents and representatives. In addition, a number of underlying Allison policies and procedures provide more detailed guidance on how to specifically comply with the principles set out in this Code and you need to know and follow those policies that apply to your Allison work.

If a law conflicts with a policy in this code, you must comply with the law. Alternatively, if a local custom or policy conflicts with this code, you must comply with the code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation, contact the Chief Compliance Officer, or follow the procedures set forth in Section 19 of the Code. Employees, directors and officers are responsible for understanding the legal and policy requirements that apply to their jobs and reporting any suspected violations of law, this code, or Allison policy.

Those who violate the standards in this code will be subject to disciplinary action, including possible dismissal. Furthermore, violations of this code may also be violations of the law and may result in civil or criminal penalties for you, your supervisors and/or Allison. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the procedures set out in Section 19 of this Code.

1.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which Allison’s ethical standards are built. All employees, directors, and officers must respect and obey the laws, rules, and regulations of the cities, states, and countries in which we operate. Although employees, directors, and officers are not expected to know the details of each of these laws, rules and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.	CONFLICTS OF INTEREST

A “conflict of interest” exists when a person’s private interest interferes in any way, or even appears to interfere, with the interests of Allison. A conflict situation can arise when an employee or officer takes actions or has interests that may make it difficult to perform his or her Allison work objectively and effectively. Conflicts of interest may also arise when an employee or officer (or a member of his or her family) receives improper personal benefits as a result of his or her position at Allison. Loans to, or guarantees of obligations to, employees, directors, and officers and their family members by Allison may create conflicts of interest and in certain instances are prohibited by law.

It is a conflict of interest for an Allison employee, director or officer to work for a competitor, customer or supplier. You should avoid any direct or indirect business connection with our customers, suppliers or competitors; except as required on our behalf.

Conflicts of interest are prohibited as a matter of Allison policy, except as approved by the board of directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or follow the procedures set out in Section 19. Any employee or officer who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager, or other appropriate personnel or consult the procedures provided in Section 19 of this Code.

3.	INSIDER TRADING

All non-public information about Allison should be considered confidential information. Employees, directors, and officers who have access to confidential information about Allison are not permitted to use or share that information for trading purposes in Allison securities or for any other purpose except for the conduct of Allison’s business. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical, but also illegal. If you have any questions, please consult Allison’s Insider Trading Policy.

4.	CORPORATE OPPORTUNITIES

Employees, directors and officers are prohibited from taking opportunities that are discovered through the use of corporate property, information or position for themselves without the consent of the board of directors. No employee, director, or officer may use corporate property, information or position for personal gain and no employee, director, or officer may compete with Allison directly or indirectly. Employees and officers owe a duty to Allison to advance Allison’s interests when the opportunity to do so arises.

5.	COMPETITION AND FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance and quality, but never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee, director, and officer should endeavor to respect the rights of and deal fairly with Allison’s customers, suppliers, competitors and employees. No employee, director, or officer should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other illegal trade practice.

No employee, director, or officer is permitted to engage in price fixing, bid rigging, allocation of markets or customers, or similar illegal activities.

To maintain Allison’s valuable reputation, compliance with our quality processes and safety requirements is essential. All inspection and testing documents must be handled in accordance with all applicable specifications and requirements.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. You cannot buy the business. No gift or entertainment should ever be offered, given, provided or accepted by any Allison employee, director or officer, family member of an employee or officer, or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is reasonable in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws, regulations or applicable policies of the other party’s organization, (6) does not violate any Allison policies on gifts and entertainment. Please discuss with your supervisor any gifts or proposed gifts that you are not certain are appropriate.

6.	POLITICAL CONTRIBUTIONS

Except as approved in advance by the general counsel, Allison prohibits political contributions (directly or through trade associations) by Allison. This includes: (a) any contributions of Allison funds or other assets for political purposes; (b) encouraging individual employees to make any such contribution; or (c) reimbursing an employee for any contribution.

Individual employees are free to make personal political contributions as they see fit.

7.	DISCRIMINATION AND HARASSMENT

The diversity of Allison’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, color, religion, sex, national origin or any other protected class. For further information, consult the appropriate Allison policy.

8.	HEALTH AND SAFETY

Allison strives to provide each employee, director, and officer with a safe and healthy work environment. Each employee, director and officer has the responsibility for maintaining a safe and healthy workplace for all employees, directors, and officers by following environmental, safety, and health rules and practices and by reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted.

Employees, directors, and officers are expected to perform their Allison related work in a safe manner, free of the influences of alcohol, illegal drugs or controlled substances. The use of illegal drugs in the workplace will not be tolerated.

9.	ENVIRONMENTAL

Allison expects its employees, directors, and officers to follow all applicable environmental laws and regulations. If you are uncertain about your responsibility or obligation, you should check with your supervisor, unit manager or the appropriate Allison policy for guidance.

10.	RECORD-KEEPING, FINANCIAL CONTROLS AND DISCLOSURES

Allison requires honest, accurate and timely recording and reporting of information in order to make responsible business decisions.

All business expense accounts must be documented and recorded accurately in a timely manner. If you are not sure whether a certain expense is legitimate, ask your controller. Policy guidelines are available from your controller.

All of Allison’s books, records, accounts and financial statements must be maintained in reasonable detail; must appropriately reflect Allison’s transactions; must be promptly disclosed in accordance with any applicable laws or regulations; and must conform both to applicable legal requirements and to Allison’s system of internal controls.

Business records and communications often become public and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to Allison’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the appropriate Allison policy.

11.	CONFIDENTIALITY

Employees, directors, and officers must maintain the confidentiality of proprietary information entrusted to them by Allison or its customers or suppliers, except when disclosure is authorized in writing by the appropriate Allison official or required by laws or regulations. Proprietary information includes all non-public information that might be of use to competitors or harmful to Allison or its customers or suppliers if disclosed. It includes information that suppliers and customers have entrusted to us. The obligation to preserve proprietary information continues even after employment ends.

12.	PROTECTION AND PROPER USE OF ALLISON ASSETS

All employees, directors, and officers should protect Allison’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on Allison’s profitability. All Allison assets are to be used for legitimate Allison purposes. Any suspected incident of fraud or theft should be immediately reported for investigation. Allison assets should not be used for non-Allison business.

The obligation of employees, directors, and officers to protect Allison’s assets includes the Allison’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of Allison policy. It could also be illegal and result in civil or criminal penalties.

13.	CORRUPTION AND PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. Foreign Corrupt Practices Act (FCPA) prohibits giving anything of value (directly or indirectly) to officials of foreign governments or foreign political candidates in order to obtain or retain business. Allison’s Anticorruption Policy goes further, and prohibits such payments to anyone, anywhere. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, any such payment is strictly prohibited by the Allison Anticorruption Policy.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities, which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Allison policy but will also commit a civil or criminal offense. State and local governments, as well as foreign governments, often have similar rules. It is critically important that you are familiar with Allison’s Anticorruption Policy, Allison’s policies on gifts, travel and entertainment and the laws on these topics wherever you are doing business.

14.	TRADE ISSUES

From time to time, the United States, foreign governments, and the United Nations have imposed boycotts and trading sanctions against various governments and regions, which must be obeyed. Advice regarding the current status of these matters must be obtained from the export control officer.

15.	WAIVERS OF THE CODE

Any waiver of this Code for executive officers or directors may be made only by the board of directors and will be promptly disclosed as required by law or regulation.

16.	REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed behavior that they believe may be illegal or a violation of this Code or Allison policy or when in doubt about the best course of action in a particular situation. It is the policy of Allison not to allow retaliation for reports made in good faith by employees of misconduct by others. Employees are expected to cooperate in internal investigations of misconduct.

17.	IMPROPER INFLUENCE ON CONDUCT OF AUDITORS

It is prohibited to directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence Allison’s independent auditors for the purpose of rendering the financial statements of Allison materially misleading. Prohibited actions include, but are not limited to, those actions taken to coerce, manipulate, mislead or fraudulently influence an auditor: (1) to issue or reissue a report on Allison’s financial statements that is not warranted in the circumstances (due to material violations of generally accepted accounting principles, generally accepted auditing standards, or other professional or regulatory standards); (2) not to perform an audit, review or other procedures required by generally accepted auditing standards or other professional standards; (3) not to withdraw an issued report; or (4) not to communicate matters to Allison’s audit committee.

18.	FINANCIAL REPORTING

As a public company, it is necessary that Allison’s filings with the U.S. Securities and Exchange Commission be accurate and timely. Allison expects employees, directors and officers to take this responsibility very seriously and provide prompt and accurate answers to inquiries related to Allison’s public disclosure requirements

Allison’s policy is to comply with all financial reporting and accounting regulations applicable to Allison. If any employee or officer has concerns or complaints regarding accounting or auditing matters of Allison, then he or she is encouraged to submit those concerns by one of the methods described in Section 19.

19.	COMPLIANCE PROCEDURES

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

(a)	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

(b)	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

(c)	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems. If you are uncomfortable discussing the problem with your supervisor, you can talk to anyone in management at Allison.

(d)	Seek help from Allison resources. In a case where it may not be appropriate to discuss an issue with your supervisor or local management, call the Allison Care Line, the Chief Compliance Officer, General Counsel or the Audit Committee of the board of directors.

Anonymous reports can be made via email to aticare@wackenhut.g4s.com, through the internet to http://aticare.safe2say.info/, or for calls originating in the United States or Canada 1-866-296-8176; for calls originating from foreign countries please check your local Allison intranet.

(e)	You may report violations in confidence and without fear of retaliation. Allison does not permit retaliation of any kind against employees or officers for good faith reports of suspected violations.

(f)	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

(g)	All employees, directors, and officers are subject to Allison’s Code, which describes procedures for the internal reporting of violations of the Code. All employees and officers must comply with those reporting requirements and promote compliance with them by others. Failure to adhere to this Code by any employee, director, or officer will result in disciplinary action up to and including termination.

20.	ANNUAL ACKNOWLEDGEMENT

To help ensure compliance with this Code, Allison requires that all employees, directors, and officers review the Code and acknowledge their understanding and adherence in writing on an annual basis.